

August 5, 2013

Via e-mail
Tso Yin Yee
Chief Operating Officer
Life Nutrition Products, Inc.
113 Argyle Street, Mongkok
Kowloon, Hong Kong SAR

> Re: Life Nutrition Products, Inc.
>   Amendment No. 2 to Form 8-K
>   Filed July 23, 2013
>   Form 10-Q for the Period Ended May 31, 2013
>   Filed July 23, 2013
>   File No. 001-34274

Dear Tso Yin Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed July 23, 2013

Certain Relationships and Related Transactions, and Director Independence, page 33

1. Please provide a complete description of the advances made to shareholders. See comment 13 of our letter dated June 27, 2013. Item 404 of Regulation S-K requires disclosure of the name of the related persons with whom the transaction has been entered, the basis on which the person is a related person, their interest in the Company, the amount involved for each person, and the largest aggregate amount of principal outstanding during the period for which disclosure is provided, and the amount of the latest practicable date. Please also explain in greater detail what you mean when you refer to "amounts due to shareholders" versus "advances made to shareholders."

Item 9.01 Financial Statements and Exhibits, page 41

2. Please refer to comment 15 of our letter dated June 27, 2013. Please file copies of the loan agreements and acquisition regarding Vantage. Please note that the requirement of filing material contracts is not affected by the extent of disclosure provided in other filings.

Almonds Kisses Limited

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 7

3. We note your response to our prior comment number 17 in our letter dated June 27, 2013. Similar to your presentation of bank loan activity, please modify your current presentation of "Due to stockholders" to provide separate line items depicting "borrowings from shareholders" and "repayments to shareholders" for each period presented.

Note 4 - Due from Stockholders, page 14

4. We note your response to our prior comment number 21. Please expand your disclosure to provide a roll-forward of the activity for these shareholder advances including the beginning balance for each period, the amount of advances to shareholders during each period, any repayments by shareholders during each period and the ending balance as of each balance sheet date presented. This comment applies to your audited annual financial statements as well as subsequent quarterly periods you have provided, including your most recent quarter ended May 31, 2013.

Note 8 – Due to Shareholders, page 15

5. Please expand your footnote disclosure to include a roll-forward presentation of your "Due to Shareholders" balance for all periods presented. Your presentation should include the beginning balance for each period, commencing with September 1, 2010, followed by a line item for "loans from shareholders" during the period, "repayments to shareholders" during each period and "ending balance" as of each balance sheet date. This comment applies to your audited annual financial statements as well as subsequent quarterly periods you have provided, including your most recent quarter ended May 31, 2013.

Form 10-Q for the Period Ended May 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Trends and Uncertainties, page 29

6. Under this heading you state on May 31, 2013 you had outstanding bank loans in the principal amount of $4,231,207. However, on page 22 in note ten to the financial statements, as well as under the heading "Liquidity and Capital Resources" on page 35, you state your outstanding loan amount as of that date totaled $3,610,443. Please supplementally advise us of the basis of this inconsistency.

Liquidity and Capital Resources, page 34

7. We note that you had a bank overdraft in the amount of $620,761 during the nine months ended May 31, 2013. Please tell us supplementally, with a view toward disclosure in future filings, what impact this overdraft has on the company, such as whether it may constitute a breach or default under any of your loan facilities.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3768 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David M. Kaye, Esq. (*via e-mail*)
        Kaye Cooper Kay & Rosenberg, LLP